CORAL GOLD RESOURCES LTD.
(the “Company”)

NOTICE

NATIONAL INSTRUMENT 51-102

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

The Auditors of the Company have been the firm of Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia.

Ernst & Young LLP, Chartered Accountants, have been terminated as Auditors of the Company effective November 13, 2008 and Smythe Ratcliffe, Chartered Accountants, have been appointed by the Directors of the Company as the new Auditors of the Company commencing November 13, 2008.

The proposal to appoint Smythe Ratcliffe, Chartered Accountants, as the new Auditors for the Company was approved by the Company’s Audit Committee.

There have been no reservations in any of the Auditor’s Reports on the Company’s financial statements for the fiscal years ended January 31, 2008 and 2007, or for any period subsequent to the last completed fiscal year for which an audit report was issued and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditors and the successor Auditors indicating their agreements with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 27th day of November, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
OF CORAL GOLD RESOURCES LTD.

“David Wolfin”

David Wolfin
President